SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 15, 2003

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, Cedex 9
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosure:

One press release relating to the Company’s “Reshaping” program.

Press Release

Your Contacts:
Corinne Hoff	Tony Roddam
Global Media Relations	Global Media Relations
Tel.: +33 3 88 99 19 16	Tel.: +33 3 88 99 11 38
Fax: +33 3 88 99 11 13	Fax: +33 3 88 99 11 13
Corinne.Hoff@Aventis.com	Tony.Roddam@Aventis.com

Aventis clarifies speculation on “Reshaping” program

Strasbourg, France, December 12, 2003 – Following recent media reports about a project designated “Reshape Aventis”, the company would like to make the following clarifications.

•                                The “re-shaping” program discussed is an internal designation for a number of initiatives under consideration.

•                                These initiatives are being evaluated with a view to enable Aventis to generate in the coming years accelerating top-line growth while continuing to deliver solid earnings growth

•                                The primary objective of such a program would be to free up resources to:

•             increase the level of investment in marketed key strategic products and vaccines

•             increase the level of investment in new products – both pre-launch and at the time of launch as Aventis is in the process of submitting more than five new drugs and vaccines for approval in 2003 and early 2004 (including the diabetes drug Apidra, the targeted cancer therapy Genasense, the asthma treatment Alvesco as well as the vaccines Menactra and Pentacel).

•             accelerate the development program for several late-stage compounds

•             increase investments in key disease areas, both internally and through in-licensing activities.

Aventis • 67917 Strasbourg • Cedex 9 • France • www.aventis.com

Address for visitors: 16, Avenue de l’Europe • Espace Européen de l’Entreprise • F-67300 Schiltigheim

•                                Additional objectives include to further improve the concentration of the core-business portfolio and to improve the productivity to cope with the impact of European healthcare reforms.

“The key goal of Reshaping Aventis would be to further develop a culture that embraces innovation and change in order to constantly improve the quality of our business and free up the resources we need to invest in our product leadership strategy and accelerate the development of our pipeline,” said Igor Landau, Chairman of the Management Board.

As the evaluation process is still in its development phase with regard to scope and timing, the specific numbers reported in the media recently are not based on current considerations and cannot be confirmed.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.  Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company’s relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection.  Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -”Document de Référence”- on file with the “Commission des Opérations de Bourse” in France, recently renamed “Autorité des marchés financiers”.

Brand names appearing in italics throughout this document are trademarks of Aventis, and/or its affiliates, with the exception of trademarks that may be used under license by Aventis and/or its affiliates, such as Alvesco, a trademark of ALTANA Pharma AG; Genasense, a trademark of Genta Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date: December 15, 2003	By:	/s/ Dirk Oldenburg

Name: Dirk Oldenburg
Title: General Legal Counsel